Sub-Item 77I: Terms of new or amended securities

At its November 21, 2013 Meeting of the Board of Directors, the Board approved the creation of the Scotia Dynamic U.S. Growth Fund (the "Fund"), an additional series of The RBB Fund, Inc. (the "Company"). The Fund consists of three classes of shares:
Class I, Class II and Institutional Class shares. A description of the Funds' Class I, Class II and Institutional Class shares is contained in the Fund's Prospectus dated March 21, 2014, which was filed in the Fund's Rule 485(b) filing on March 21, 2014 and Statement of Additional Information dated March 21, 2014, which was filed in the Fund's Rule 497 filing on March 21, 2014. Each share of the classes of beneficial interest mentioned above has the preferences, conversion and other rights, voting powers, restrictions and qualifications that are set forth in the Company's Articles of Incorporation.